UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                             REQUEST FOR WITHDRAWAL




Date of Request: October 27, 2003



                             Finger Tip Drive, Inc.
                             -----------------------
             (Exact name of registrant as specified in its charter)

Nevada                                7375                           33-0967307
------                                ----                           ----------

(State or other jurisdiction   (Primary Standard Industrial    (I.R.S. Employer
of incorporation or            Classification Code Number)   Identification No.)
organization)

17210 Beach Boulevard, Huntington Beach, California                       92647
----------------------------------------------------                      -----
(Address of registrant's principal executive offices)                 (Zip Code)


                                  714.724.3355
                                  ------------
              (Registrant's Telephone Number, Including Area Code)


Securities Act registration statement file number to which this form relates:
333-99425

ITEM 1. WITHDRAWAL OF REGISTRATION STATEMENT.

On September 11, 2003, Finger Tip Drive, Inc., a Nevada corporation, filed a Registration Statement on Form SB-2, File No. 333-99425, with the Securities and Exchange Commission. The Board of Directors of Finger Tip Drive, Inc., have determined that it is the best interests of the company and its shareholders to request a withdrawal of the Registration Statement on Form SB-2, File No. 333-99425. None of the shares being offered pursuant to the registration statement have been offered or sold.

                                   SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Request for Withdrawal to be signed on its behalf by the undersigned in the City of Huntington Beach, California, on October 27, 2003.



                                        Finger Tip Drive, Inc.
                                        a Nevada  corporation


                                        By:      /s/ Frank Drechsler
                                                 --------------------------
                                                 Frank Drechsler
                                        Its:     President